# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: YY Group Holding Limited, CIK 0001985337
CUSIP: G9888Q129
Title of class of securities: Class A Ordinary Shares, each with no par value
Address of issuer's principal executive offices: 60 Paya Lebar Road, #09-13/14/15/16/17, Paya Lebar Square, SINGAPORE, Singapore (U0), 409051
Date of event which requires filing of this statement: 08/03/2026
Amends the filing with accession number 0001185185-26-003438
Filed by CIK 0002148796
Persons authorized to receive notices and communications: Yinan Ren, BLK 207A WOODLEIGH LINK #08-209, SINGAPORE, Singapore (U0), 361207, 65 8982 2110

## Reporting persons
- Yinan Ren (CIK 0002148796): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: subject company funds (SC); sole voting power 3,787,379; shared voting power 0; sole dispositive power 3,787,379; shared dispositive power 0; aggregate amount beneficially owned 3,787,379 (48.33% of the class)
  Comment: (1) 3,787,379 shares of Class A ordinary shares of the Issuer issued to the Reporting Person on August 3, 2026, pursuant to the Sale and Purchase Agreement dated August 3, 2026, between the Reporting Person, as Vendor, and the Issuer, as Purchaser, in satisfaction of Singapore Dollar 3,600,000 of the purchase consideration thereunder, as further detailed in Item 3 below.
  
  (2) Based upon 7,836,734 shares of Class A ordinary shares of the Issuer currently outstanding, as stated in the Company's shareholder list as of August 14, 2026, provided by TranShare Corp, the Company's Transfer Agent.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, each with no par value
Name of issuer: YY Group Holding Limited
Address of issuer's principal executive offices: 60 Paya Lebar Road, #09-13/14/15/16/17, Paya Lebar Square, SINGAPORE, Singapore (U0), 409051
Comment:
Explanatory Note

This Amendment No. 1 to Schedule 13D hereby (this "Amendment") amends the Schedule 13D filed with the Securities and Exchange Commission on August 12, 2026 (the "Original Schedule 13D") by Yinan Ren (the "Reporting Person") with respect to Class A ordinary shares ("Class A Ordinary Shares"), each with no par value, of YY Group Holding Limited, a British Virgin Islands corporation.

This Amendment is being filed solely to correct the number of shares of Class A Ordinary Shares outstanding used to calculate the percentage of the class beneficially owned by the Reporting Person. The Original Schedule 13D reported 12,836,734 Class A ordinary shares outstanding based on incorrect information furnished by the Issuer's transfer agent. The correct number is 7,836,734 shares and the corrected percentage of the class beneficially owned by the Reporting Person is 48.33%. The number of shares beneficially owned by the Reporting Person has not changed and remains 3,787,379.

Capitalized terms used but not otherwise defined in this Amendment have the meanings given to them in the Original Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Original Schedule 13D remains in full force and effect.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)

Number of Class A Ordinary Shares beneficially owned:

Yinan Ren 3,787,379 shares

Percent of class:

Yinan Ren 48.33%

Based upon 7,836,734 shares of Class A ordinary shares of the Issuer currently outstanding, as stated in the Company's shareholder list as of August 14, 2026, provided by TranShare Corp, the Company's Transfer Agent.

Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Yinan Ren 3,787,379 shares

(ii) Shared power to vote or to direct the vote:

Yinan Ren 0 shares

(iii) Sole power to dispose or to direct the disposition of:

Yinan Ren 3,787,379 shares

(iv) Shared power to dispose or to direct the disposition of:

Yinan Ren 0 shares
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)

Number of Class A Ordinary Shares beneficially owned:

Yinan Ren 3,787,379 shares

Percent of class:

Yinan Ren 48.33%

Based upon 7,836,734 shares of Class A ordinary shares of the Issuer currently outstanding, as stated in theCompany's shareholder list as of August 14, 2026, provided by TranShare Corp, the Company's Transfer Agent.

Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Yinan Ren 3,787,379 shares

(ii) Shared power to vote or to direct the vote:

Yinan Ren 0 shares

(iii) Sole power to dispose or to direct the disposition of:

Yinan Ren 3,787,379 shares

(iv) Shared power to dispose or to direct the disposition of:

Yinan Ren 0 shares
Transactions in the class effected during the past sixty days: Except as reported in this Amendment, the Reporting Person has not effected any transactions in the Class A Ordinary Shares during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Yinan Ren: /s/ Yinan Ren, Yinan Ren (08/18/2026)